Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO
15 QUEEN’S ROAD CENTRAL, HONG KONG
TEL: (852) 3740-4700
FAX: (852) 3740-4727
www.skadden.com

September 11, 2020

Confidential

Mr. Daniel Morris

Ms. Lilyanna Peyser

Mr. Robert Shapiro

Ms. Lyn Shenk

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MINISO Group Holding Ltd (CIK No. 0001815846)
Response to the Staff’s Comments on Amendment No. 1 to Draft
Registration Statement on Form F-1 Submitted on August 21, 2020

Dear Mr. Morris, Ms. Peyser, Mr. Shapiro and Ms. Shenk,:

On behalf of our client, MINISO Group Holding Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 8, 2020 on the Company’s amendment No. 1 to draft registration statement on Form F-1 confidentially submitted on August 21, 2020 (the “Draft Registration Statement”).

Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 11, 2020

Concurrently with the submission of this letter, the Company is submitting its amendment No. 2 to draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we will separately deliver to the Staff today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to addressing the comments contained in the Staff’s letter dated September 8, 2020, the Company has also included (i) its audited consolidated financial statements as of and for the fiscal year ended June 30, 2020, and (ii) other information and data to reflect recent developments.

The Company respectfully advises the Staff that it plans to publicly file the registration statement on Form F-1 with the Commission as early as September 18, 2020. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Store Network Expansion in China

Globalization Strategy, page 87

1.

You disclose increases in your store network in China and your international store expansion through the MINISO Retail Partner franchisee model and distributors through March 31, 2020. Please update your discussion to reflect the impact of the COVID-19 pandemic on the expansion of stores in China and your international store network. Please also comply with this comment on pages 115 and 121. Refer to Item 303(a)(3)(i) through (iii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 27, 89, 119 and 125 of the Revised Draft Registration Statement.

Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 11, 2020

Business, page 110

2.

We note your response to prior comment 13. Please further revise to disclose the other material provisions of your franchising agreements such as term and termination. In addition, describe the financial requirements necessary to qualify as a franchisee and whether your competitors provide financing to their franchisees.

The Company respectfully advises the Staff that as disclosed on page 126 of the Revised Draft Registration Statement, the term of its franchising agreements is generally for three years or less. In response to the Staff’s comment, the Company has revised the disclosure on page 126 of the Revised Draft Registration Statement to include other material provisions of franchising agreements and its financial requirements for franchisees. The Company further respectfully advises the Staff that it does not know whether its competitors provide financing to their franchisees.

Frequently-refreshed Product Assortment with Universal Appeal, page 112

3.	Please revise your disclosure to clarify, as explained in your response to prior comment 11, that your co-branding arrangements are not a material source of your revenue.

In response to the Staff’s comment, the Company has revised the disclosure on page 124 of the Revised Draft Registration Statement to include the referenced disclosure.

Deepen Consumer Engagement and Drive Omni-channel Experience, page 116

4.

We note your supplemental response to prior comment 12 in which you explain the meaning of the term “omni-channel” and state that you do not expect this strategy to have an adverse effect on the profitability of you or your franchisees. Please revise this section to include the information contained in your response.

In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Revised Draft Registration Statement to include the referenced disclosure.

Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 11, 2020

Product Design Capabilities, page 118

5.

We note your response to prior comment 14. If material, please quantify the aggregate fees paid to Design Academy members, the fixed fee rate and percentage of sales paid to Design Academy team members, the cap on the service fee, the size of the bonus when product performance exceeds a certain threshold, and how the performance threshold is determined.

The Company respectfully advises the Staff that, as disclosed on page 122 of the Revised Draft Registration Statement, the MINISO Design Academy consists of a selection of the Company’s in-house designers, and the Academy is responsible for liaising with third-party designers and adding visual and packaging designs to product prototype designs submitted by third-party designers. While the Company does pay design service fees for designs by third-party designers, such fees in aggregate accounted for less than 0.5% of its total revenue for the fiscal year ended June 30, 2020, which the Company believes are not material to its overall business operations. As such, the Company does not believe detailed disclosure on such fees is meaningful to investors.

License Agreement, page 123

6.

We note your response to prior comment 15. Please revise to highlight the differences between the Retail Partner model and the distributor model. In this regard, we note that local distributors have the right to establish MINISO stores in certain territories. Please also clarify your statement that you “license our local distributors to use our intellectual property rights in the licensed territories in a manner pursuant to the license agreements.” It is not clear what this disclosure means.

Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 11, 2020

In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Revised Draft Registration Statement to highlight the difference between the Retail Partner model and the distributor model.

The Company respectfully advises the Staff that in order to maintain a consistent brand image and a minimum level of monitoring of the operations of MINISO stores operated by the Company’s local distributors, the Company grants licenses to its local distributors to use certain intellectual properties of the Company such as brand name and trademarks under the license agreements between the Company and its local distributors. These license agreements also set forth, among other matters, detailed manners in which the local distributors use the Company’s intellectual properties such as no further sublicense of the Company’s intellectual properties and using such intellectual properties without prejudicing the Company’s rights to such intellectual properties.

Our Supplier Network, page 124

7.

We note your response to prior comment 16 and re-issue in part. Please describe the basis for your disclosure that your supply chain is best in class. In addition, please tell us how your agreements are structured to be consistent with your philosophy of maintaining a core of 8,000 SKUs and launching 100 new and presumably shorter-lived SKUs every seven days. Lastly, describe the terms of your material agreements with key suppliers.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 117, 128 and 132 of the Revised Draft Registration Statement to use a more accurate and moderate term to describe its supply chain and further clarify the main reasons why the Company can maintain a vast portfolio of core SKUs and frequently launch a sizeable number of new SKUs.

The Company respectfully advises the Staff that while its agreements with suppliers generally require the suppliers to comply with the Company’s instructions on delivery timeliness, the Company does not rely on these agreements to maintain a vast portfolio of core SKUs and frequently launch many new SKUs. Instead, the Company selects mostly qualified manufacturers in China as its suppliers, who have developed close working relationships with the Company due to the Company’s punctual payments to them and large procurement volumes. These suppliers are able to coordinate efficiently with the Company and meet its production needs for a large number of often quickly refreshed SKUs on time because of their involvement throughout every step of the supply chain process, with product designs taking suppliers’ feedback on production feasibility into account, and their digital integration into the Company’s supply chain management system. The efficient supply chain enabled by the aforementioned close working relationships with qualified, thoroughly involved and digitally integrated suppliers allows the Company to maintain a vast portfolio of core SKUs and launch a sizeable number of new SKUs frequently.

Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 11, 2020

The Company further respectfully advises the Staff that none of its suppliers individually supplied more than 10% of its inventory needs in the fiscal year ended June 30, 2020, and none of the Company’s agreements with suppliers is material.

Technology Capabilities, page 127

8.

In your response to prior comment 17, you note that certain areas of store operation are standardize while others are in the franchisee’s discretion. Please revise your disclosure to include the information contained in the second sentence of your response.

In response to the Staff’s comment, the Company has revised the disclosure on pages 118, 126 and 131 of the Revised Draft Registration Statement to include the referenced disclosure.

Audited Financial Statements for the Years Ended June 30, 2020 and 2019

Note 2. Significant Accounting Policies

Note 2(f). Inventories, page F-18

9.	We note in your response to comment 22. Please consider revising note 2(f) to clarify the responsibilities for absorbing inventory losses by the company and your franchisees.

In response to the Staff’s comment, the Company has expanded the accounting policies on inventories on pages F-19 of the Revised Draft Registration Statement to clarify the responsibilities for absorbing inventory loss by the Company and its franchisees.

*         *         *

Confidential Treatment Requested by MINISO Group Holding Limited

Pursuant to 17 C.F.R. Section 200.83

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Jenny Peng, partner at KPMG Huazhen LLP, by phone at +86 20-3813-8822 or via email at jenny.peng@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Guofu Ye, Chairman of the Board of Directors and Chief Executive Officer, MINISO Group Holding Ltd

Steven Zhang, Director and Chief Financial Officer, MINISO Group Holding Ltd

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

Jenny Peng, Partner, KPMG Huazhen LLP